UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-38806

Jiayin Group Inc.

18th Floor, Building No. 1, Youyou Century Plaza,

428 South Yanggao Road, Pudong New Area, Shanghai 200122

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release: Jiayin Group Inc. Announces Record and Payment dates of Cash Dividends

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiayin Group Inc.

By:	/s/ Dinggui Yan
Name:	Dinggui Yan
Title:	Director and Chief Executive Officer

Date: July 3, 2025